601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

December 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549 Attention: Edward M. Kelly and Erin M. Purnell

Re:	Shoals Technologies Group, Inc. Draft Registration Statement on Form S-1 Submitted November 12, 2020 CIK 0001831651

On behalf of our client, Shoals Technologies Group, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated December 9, 2020, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted by the Company on November 12, 2020 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially filing a revised draft of the Draft Registration Statement on Form DRS/A (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Confidential Draft Registration Statement on Form S-1

General

1.

Staff’s comment: Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, to date, neither the Company nor anyone authorized on the Company’s behalf has engaged in any “testing the waters” activities or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that the Company or anyone authorized on the Company’s behalf presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

2.	Staff’s comment: Please include updated financial statements in your next amendment. Refer to Rule 3-12 of Regulation S-X.

Response: The Company advises the Staff that its financial statements and other financial information for the nine months ended September 30, 2020 is included in the Registration Statement.

Our certificate of incorporation will also provide that the Court of Chancery…will be the exclusive forum…page 46

3.

Staff’s comment: We note that your certificate of incorporation will identify the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes. Revise the disclosure to make clear whether this provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the exclusive forum provision in your certificate of incorporation states this clearly. Alternatively, tell us how you will inform investors in future filings, including any amendment to this draft registration statement, that the provision does not apply to any action arising under the Securities Act or the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49.

Cost of Revenue and Gross Profit, page 78

4.

Staff’s comment: We note your reference to product warranty costs. Please disclose in the notes to the financial statements a description of the type(s) of warranties and related obligations provided in your contracts with customers pursuant to ASC 606-10-50-12e. Further, please revise to include the disclosures required by ASC 460-10-50-8, or explain to us why you believe you are not required to do so.

Response: The Company acknowledges the Staff’s comments and respectively provides the following additional information for the Staff’s consideration.

In response to the Staff’s comment related to ASC 460-10-50-8, we note that the accrual or annual expense related to product warranties has not been greater than $100,000 during the years ended December 31, 2018 or 2019, and additionally the Company determined that there is no indication that expenses would increase in future years. As such, the Company considered the disclosure requirements related to the warranty provision and determined a rollforward of the accrual was not material to the consolidated financial statements.

In response to the Staff’s request for additional disclosure related to ASC 606-10-50-12e, or more specifically the disclosure of the types of warranties or obligations the Company offers to its customers, the Company respectfully submits that the Company only offers assurance type warranties which are not considered to be indicative of a separate performance obligation based upon the factors provided under ASC 606-10-55-33a through ASC 606-1055-33c. Warranties provide for replacement of products sold to customers if such products do not conform to specifications, descriptions, or requirements set forth in the purchase order within a certain period, typically two to five years.

The Company considered the disclosure requirements of ASC 606-10-50-12e, and based upon the determination that warranties offered contained assurance type terms, the Company determined the warranty was not a separate performance obligation. As a result, the Company accounts for the assurance-type warranties under ASC Subtopic 460-10.

Management’s discussion and analysis of financial condition and results of operations Revenues, page 78

5.

Staff’s comment: We note that you provide technical support for installations to your customers. Please expand your disclosure to describe how you recognize revenue for these support services. In your response, please tell us approximately how long after installation is complete that you provide support services and how you account for the revenue and related costs of those arrangements.

Response: The Company acknowledges the Staff’s comment and respectively provides the following additional information for the Staff’s consideration.

In response to the Staff’s comment related to technical support for installation to our customers, the Company respectfully submits that it estimates these costs to be less than $130,000 annually for salary and travel and such costs are immaterial to the consolidated financial statements. The Company has one field technician who spends most of his time in the field assisting various customers at the job site. His focus is to assist in the hands-on training of the installers at the job site on how to properly install our products. The Company also has one engineering technician who works in the field or office to assist with any technical questions or issues relating to the installation. Technical support is provided to customers at no charge as it is considered customer service. Our support services are available for the length of our standard warranty (2-5 years) but the field technician is rarely needed after the installation is complete, as usually it is the engineering technician who handles all such support and customer questions. The field and technical services have been determined to fall under the guidance of ASC 606-10-25-16a and are not considered to be a separate performance obligation. These costs were determined to be immaterial to the financial statements and thus no disclosure related to these support services under the contract was provided. The costs for field and technical services are recognized on a monthly basis as incurred.

Business, page 90

6.	Staff’s comment: Please revise to provide a general discussion of the development of your business that clarifies the involvement of Oaktree and Dean Solon.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 119.

Principal and Selling Shareholders, page 107

7.

Staff’s comment: Provide the disclosure required by Item 507 of Regulation S-K for the selling stockholder. Additionally, describe briefly how the selling stockholder acquired the securities being offered for resale.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 118.

8.	Staff’s comment: Confirm that the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer.

Response: Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. is not a broker-dealer, but its affiliate, OCM Investments, LLC, is a broker-dealer. Although OCM Investments, LLC is a broker-dealer, Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. acquired the shares when it purchased a majority of the ownership of Shoals Parent LLC on May 25, 2017, in the ordinary course of business for investment purposes, and that at the time of purchase, it did not have any agreements, understandings or other plans, directly or indirectly, with any person to distribute those securities.

9.

Staff’s comment: Identify the natural person or persons exercising voting or dispositive control over the securities beneficially owned by Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. In addition, please add your founder to the table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 118.

Certain Relationships and Related Party Transactions, page 108

10.	Staff’s comment: Please file the Shoals Parent LLC Agreement as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 119 to add the Shoals Parent LLC Agreement to the Registration Statement’s exhibit list. The Form of Third Amended and Restated Limited Liability Company Agreement of Shoals Parent LLC is added as Exhibit 10.6.

Where You Can Find Additional Information, page 136

11.

Staff’s comment: We note the “not necessarily complete” language relating to any contract or document referred to in the prospectus. Revise the disclosure to clarify that you have included the material provisions of any contract or document referred to in the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 148 to clarify that it has included the material provisions of any contract or document referred to in the prospectus.

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies, page F-10

12.

Staff’s comment: Please disclose your accounting policy for research and development costs. Please also expand your MD&A disclosures to provide a narrative for your research and development expenses for each period presented.

Response: The Company advises the Staff that total research and development (R&D) expenses were approximately $70,000, $124,000 and $104,000 for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020, respectively, and as such, are deemed by the Company to be immaterial for all periods presented.

Accordingly, the Company respectfully submits to the Staff that it does not believe it is necessary to disclose the Company’s accounting policy for research and development costs or expand MD&A disclosures to provide narratives for the periods presented.

13.

Staff’s comment: We note from disclosures provided elsewhere in your filing that most customers’ orders are customized and that you typically have 12 months or more of lead time to engineer, produce, and ship each order which you receive. Please describe for us in further detail the nature of the engineering and production activities involved in your orders and whether these represent pre-production costs incurred in connection with supplying products to your customers. As part of your response, please tell us how the costs are accounted for within your financial statements. If material, please disclose your accounting policy for pre-production within the notes to your financial statements.

Response: The Company acknowledges the Staff’s comments and respectively provides the following additional information for the Staff’s consideration.

In response to the Staff’s comments regarding pre-production costs, the Company respectfully submits that such costs are deemed to be immaterial to the consolidated financial statements. The 12 months lead time refers to the time from when a project is identified (whereby the Company receives a preliminary design from its customer) until it eventually quotes the job, receives the purchase order, engineers the job, manufactures the parts, and ships the order. The Company typically has a staff of 10-12 engineers. Several engineers assist the sales force in providing preliminary quotes for jobs. Providing preliminary quotes is not time intensive for the engineers and is prior to any work being awarded to the Company. At this point, there is no contract with the customer and providing the preliminary quote may not result in a contract with the customer. As such, these costs are not incremental costs to obtaining the contract and are expensed as incurred.

If our customer is successful and wins the job using our preliminary quote, they come back to us with a purchase order based on their final design for the project. At this point, the lead time is typically between three and six months. We have two or three engineers that then complete a comprehensive design and layout, and the final pricing and a delivery date is set. The time between the engineering design completion until production and shipment is typically less than three months and the costs are expensed as incurred as the costs are immaterial.

Geographic Information, page F-22

14.	Staff’s comment: Please expand your disclosure to include the factor(s) used to identify your one operating and reportable segment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-22.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

VIA E-MAIL

cc: Edward M. Kelly
Erin M. Purnell
Jean C. Yu
Charles Eastman
Securities and Exchange Commission

Jason Whitaker
Dr. Philip A. Garton
Shoals Technologies Group, Inc.

Michael Kim
Kirkland & Ellis LLP

Michael Kaplan
Roshni Banker Cariello
Davis Polk & Wardwell LLP